Daniel B. Eng 45 Fremont Street, Suite 3000 San Francisco, California 94105 Daniel.Eng@lewisbrisbois.com Direct: 415.262.8508

December 12, 2023

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F Street, NE Washington, D.C. 20549 Attention: Tim Buchmiller

Re:	Calidi Biotherapeutics, Inc.
Registration Statement on Form S-1
Filed October 6, 2023
File No. 333-274885

Dear Mr. Buchmiller:

On behalf of Calidi Biotherapeutics, Inc. (the “Company”), we are submitting this letter in response to the Securities and Exchange Commission’s (“SEC’s”) staff comment letter dated October 6, 2023. We have reproduced the text of the staff’s comments in bold-faced type and have provided our responses. Terms used in our responses that are not defined shall have the same meaning as defined in Amendment No. 1 to the Company’s Registration Statement on Form S-1 concurrently filed with the Commission.

Registration Statement on Form S-1

Cover Page

1. For each of the common stock and warrants being registered for resale, disclose the price per security that the selling securityholders paid for such security, and for shares underlying warrants, the price paid for such warrants.

In light of the common stock being registered were acquired by each of the Selling Securityholders at different prices, of which some of the acquisition prices are below the current trading price of the Company’s common stock, we do not think it would be reasonable, and it would be cumbersome, to provide the acquisition price for the common stock and warrants for each selling securityholder. However, in response to the staff’s common we have provided the number of sponsor shares and that the sponsor shares were acquired at a nominal value of $0.004 per share and that the sale of the sponsor shares by the holder thereof could result in a substantial profit. See the cover page to the prospectus.

ARIZONA ● CALIFORNIA ● COLORADO ● CONNECTICUT ● DELAWARE ● FLORIDA ● GEORGIA ● ILLINOIS ● INDIANA ● KANSAS ● KENTUCKY ● LOUISIANA MARYLAND ● MASSACHUSETTS ● MINNESOTA ● MISSISSIPPI ● MISSOURI ● NEVADA ● NEW JERSEY ● NEW MEXICO ● NEW YORK ● NORTH CAROLINA OHIO ● OREGON ● PENNSYLVANIA ● RHODE ISLAND ● TENNESSEE ● TEXAS ● UTAH ● VIRGINIA ● WASHINGTON ● WASHINGTON D.C. ● WEST VIRGINIA

Tim Buchmiller
December 12, 2023

2. Disclose the exercise price of the warrants compared to the market price of the underlying security. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

The Company has disclosed on the cover page and pages 7 and 63 the exercise price for both the Public and Private Warrants and that considering the current trading price of the Company’s common stock, it is unlikely that both the Public and Private Warrants will be exercised.

3. We note the significant number of redemptions of FLAG Class A Common Stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. If the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of your common stock, highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of your common stock.

In response to this comment and comment number 1, we have indicated the nominal purchase price for the sponsor shares and the potential profit from the sale thereof. In addition, we have disclosed on the cover page and pages 5, 7 and 62 that the number of shares of common stock being registered by the selling securities represents a substantial percentage of the number of shares of common stock outstanding and the potential adverse effect.

Prospectus Summary, page 4

4. We note your disclosure on page 80 that based on your operating plan, you believe you do not have sufficient cash on hand to support current operations for at least one year from the date of issuance of your unaudited condensed consolidated financial statements as of, and for the six months ended June 30, 2023, and have concluded that this circumstance raises substantial doubt about your ability to continue as a going concern, and that the report of your independent registered public accounting firm on your consolidated financial statements as of and for the years ended December 31, 2022 and 2021 included an explanatory paragraph indicating that there was substantial doubt about your ability to continue as a going concern. Please balance your prospectus summary by disclosing your history of net losses, the current rate at which you use funds in your operations and the amount of time your present capital will last at this rate without additional funds.

The Company has disclosed in the summary section on page 4 that it does not have sufficient cash to support current operations for one year and that the Company’s independent registered public accounting firm has raised a substantial doubt about the Company’s ability to continue as a going concern.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

Tim Buchmiller
December 12, 2023

Risk Factors, page 8

5. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

The Company has added a new risk factor on page 62 to address the comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 78

6. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

The Company has added disclosure to indicate that in light of the current trading price of the common stock and the exercise price for the Warrants, it is unlikely that the holders will exercise their Warrants. Further, the Company has added disclosure that the Company will need to raise additional capital for its operations which will dilute existing shareholders. Please see pages 7, 60 and 63.

7. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock.

The Company has added further discussion regarding the potential negative impact to the market price of the Company’s common stock because of the number shares that may be resold.

8. Provide a clear description of the Forward Purchase Agreements, including the following:

●	the business purpose of these agreements and a clear statement as to whether these agreements are intended to be a source of liquidity to Calidi after the consummation of the business combination, and, if so, disclose the minimum and maximum amount of capital that could be raised by Calidi under these agreements;

●	the risks and benefits to each of Calidi and the Sellers based upon how the agreements operate, including a clear description of Calidi’s maximum monetary and dilutive exposure arising under these agreements and when such exposure would arise;

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

Tim Buchmiller
December 12, 2023

●	how the agreements operate, including how and when Calidi and the Sellers receive cash. In this regard, we note your disclosure that if the Sellers liquidate the shares below $10.00 per share, then Calidi will be entitled to the price sold, less $2.00 per share, from the Sellers. Provide an example of how this would work based on the recent trading prices of your common stock, indicating the amount of proceeds from such sales that would be retained by the Sellers and the amount of cash that would be received by Calidi; and

●	the amount of cash Calidi has received to date, if any, and how such amounts were determined.

In response to the staff’s comment, the Company has revised its disclosure regarding the reasons why it entered into the Forward Purchase Agreements and related agreements, including the amount the Company received in connection with the Calidi Series B Financing and in connection with the Forward Purchase Agreements. In addition, the Company has disclosed the amount received as a prepayment from Sellers and a Risk Factor indicating that the Company may not receive any settlement amount in connection with the Forward Purchase Agreements. See page 62.

General

9. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors and other selling security holders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, private placement investors, PIPE investors and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

As disclosed, because the Selling Securityholders acquired their shares at various prices, some of which are above the current market price, the Company does not believe that it is feasible nor meaningful to provide each of the purchase prices. However, the Company has provided the nominal purchase price for the sponsor shares and the potential profit the holders thereof if such shares were sold at the current market price. See the Company’s response to Comment number 1.

Please let the undersigned know if the staff has further questions or comments.

Very truly yours,

Daniel B. Eng of
LEWIS BRISBOIS BISGAARD & SMITH llp

DBE

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com